

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

<u>Via E-mail</u>
C. Todd Asbury
Chief Financial Officer
New Peoples Bankshares, Inc.
67 Commerce Drive
Honaker, Virginia 24260

Re: New Peoples Bankshares, Inc.
        Form 10-K for the fiscal year ended December 31, 2010
        Filed March 16, 2011
        Form 10-Q for the quarter ended September 30, 2011
        Filed November 9, 2011
        File No. 0-33411

Dear Mr. Asbury:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Christian Windsor

                                Christian Windsor
                                Special Counsel